Grydd



Grydd is a supply chain and logistics system created to streamline the world's supply chains. By providing one centralized hub, Grydd allows everyone from carriers, to customs brokers, warehouses, and freight forwarders to connect and collaborate, as well as access real-time updates throughout each step of their process.



GRYDD: Logistics & Supply Chain platform!
Watch later
Share
Grydd
Logistics & Supply Chain
Watch on YouTube

Company Website

SAVE DEAL

Raised 7 % of minimum

Funding Raised

$700

Funding Goal

$10,000-$1,235,000

Days Left to Invest

91 Days

Invest Now

Need help? Watch this tutorial for how to invest.



Virtual Business Pitch | Team | About | Communication Channel | Updates

Business Description

Grydd is a supply chain and logistics system created to streamline the world's supply chains. By providing one centralized hub, Grydd allows everyone from carriers, to customs brokers, warehouses, and freight forwarders to connect and collaborate, as well as access real-time updates throughout each step of their process.

A Network Designed to Keep Supply Commerce Connected

Transporting goods around the world has never been a simple process. The numerous independent entities involved in the process are entirely reliant on one another to connect and coordinate the transaction. However, with each link in the supply chain frequently using individual, isolated methods to communicate and manage their logistics, the overall supply chain exists in a constant state of fragmentation.



Grydd OS brings together all the pertinent data into a single ecosystem
Grydd
Shipments by Delivery Time
100
Shipments
Top Origin Countries
Top Destination Countries
Top Routes
Top Origin Continent
Top Destination Continent

To troubleshoot this disjointed system, Grydd has developed Grydd OS, a streamlined operating platform accessible to all parties involved. We bring together all the pertinent data into a single interactive and integrated ecosystem – including logistics AI, analytics, transit tracking, centralized communication, and more.

Ignite a New Era of Logistics

The global supply chain is something that affects us all. According to a survey conducted by Alloy, 95% of organizations polled indicated being impacted by supply chain disruption, and as a result 83% report that they feel challenged to meet increasing consumer demands.

Security Type:

SAFE

Valuation Cap

$45,000,000

Discount Rate

80%

Post Money Valuation:

N/A

Investment Bonuses!

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 25, 2024

Minimum Investment Amount:

$500

Target Offering Range:

$10,000-$1,235,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


95%
of organizations indicated being impacted by supply chain disruption
83%
report that they feel challenged to meet rising consumer demands

By investing in new technology solutions like Grydd, we believe that there is a real opportunity to help this vital industry rise to the occasion, and in the process, improve the lives of the many individuals who rely on it.

Problem

Grydd addresses a fundamental challenge inherent in the global supply chain – a complex and fragmented system that hinders seamless collaboration and coordination among its various stakeholders. Traditionally, the transportation of goods involves a multitude of independent entities, from carriers to customs brokers, warehouses, and freight forwarders, each relying on distinct and isolated methods for communication and logistics management. This lack of cohesion results in a constant state of fragmentation, leading to delays, underutilized assets, and a backlog of products at distribution ports. Grydd recognizes that the deficiencies in the supply chain have become more pronounced, particularly exacerbated by the disruptions caused by the COVID-19 pandemic since 2020 and the escalating demand for e-commerce.


Delays & communication issues can result in **lost time and money**

The transportation of goods relies on many moving parts to operate, so even the slightest delay or breakdown in communication can result in a host of issues, ranging from underutilized assets to a backlog of products at overloaded distribution ports – not to mention, lost time and money. Because so many companies are still using manual operating systems, and communicating in a piecemeal fashion via email or text apps, workflow is frequently disrupted by a lack of transparency and data accuracy.


Grydd™
Hello, Sophie
Purchase Order
Client:
BUILDERS SQUARE INC
Purchase Order Number:
4502229067
Due date:
20 Sept 2021
Amazing news!! Thank you so much
No problem! My pleasure
We just sent the Purchase Order
Awesome!! I'll send it to our vendor
Shipment
Door to door
FOB
Purchase Order 4502229067
Cargo details

Solution

"Disrupting" Supply Chain Disruptions with Real-Time Visibility

In response to these challenges, Grydd has developed the Grydd OS, a streamlined operating platform that serves as a centralized hub for all supply chain participants. The prevailing issue lies in the manual operating systems still widely used by many companies, coupled with piecemeal communication via email or text apps. This fragmented workflow contributes to a lack of transparency and data accuracy, resulting in inefficiencies and financial losses. Grydd's mission is to overcome these challenges by providing an integrated ecosystem that connects all key players in the supply chain, offering real-time updates, logistics AI, analytics, transit tracking, and centralized communication. By implementing Grydd OS, the company aims to bring about better visibility, improved logistics, increased efficiency, and synergistic collaboration, ultimately transforming the way the global supply chain operates.

The global supply chain disruption is pervasive, impacting 95% of organizations surveyed, with 83% reporting challenges in meeting consumer demands. Grydd's solution is strategically positioned to tackle these industry-wide issues, offering a transformative approach to streamline operations and enhance the overall efficiency of the supply chain.


Grydd OS
One system that connects all the key players, resulting in improved:
Transparency
Accuracy
Visibility
Grydd
00:14

Business Model

Grydd's business model revolves around addressing the inherent challenges and inefficiencies within the global supply chain and logistics industry. Recognizing the intricate nature of the transportation process and the heavy reliance of independent entities on each other, Grydd has developed the Grydd OS as a centralized hub to streamline worldwide supply chains. This operating platform enables seamless connectivity and collaboration for all stakeholders, including carriers, customs brokers, warehouses, and freight forwarders. Grydd's emphasis on real-time updates at every step of the supply chain process aims to eliminate the constant state of fragmentation caused by disparate communication methods and isolated logistics management.

The core of Grydd's business model is its Grydd OS, a streamlined operating platform accessible to all participants in the supply chain. This ecosystem integrates essential components such as logistics AI, analytics, transit tracking, and centralized communication into a single interactive platform. Grydd generates revenue through three primary streams: licenses, transactions, and integrations, with a focus on companies directly involved in the supply chain and logistics sector, including carriers, freight forwarders, and shippers. This multi-faceted approach allows Grydd to cater to the diverse needs of its clientele while providing a comprehensive solution to the challenges faced by the industry.

Grydd adopts a global perspective in its business strategy, with an initial focus on markets in the United States, Mexico, and Latin America. The company's commitment to providing a unified solution on a global scale is underscored by its emphasis on serving diverse geographical regions. Grydd has positioned itself as a transformative force within the logistics and supply chain landscape by offering a holistic and integrated platform. As the company expands its reach and establishes partnerships with key entities in the industry, Grydd anticipates significant growth and influence in optimizing supply chain operations. Overall, Grydd's business model aligns with the evolving needs of the logistics sector, providing an innovative solution to enhance efficiency and collaboration throughout the supply chain.



Market Projection

Setting a New Standard for Supply Chain Logistics

Today's consumers have become highly reliant on e-commerce to access a global marketplace of goods that require transport. Over the last two decades, the shipping industry has experienced an 80% volume increase, and an additional 50% increase is predicted within the next 20 years.

In order to keep up with growing demand and prevent further interruption to our supply chains, we believe it will become increasingly necessary for companies to abandon outdated operating systems and adopt more digitized processes that enable data accessibility to optimize productivity.


Shipping Industry Growth
80%
Volume Increase
(in two decades)
50%
Predicted Increase
(within the next 20 years)



The Supply Chain & Logistics SAAS in 2022 is estimated over $9.1B and is projected to grow at a rate of 3.2% anually and is predicted to acumulate $38B from 2022 to 2025. We estimate to take 0.5% of the market, representing $240M of revenue for Grydd, considering that 75% of the companies haven't digitized their Supply Chain.

It is important for you to know that with our operating system we are setting a new and higher industry standard, not solving a micro process as everyone else but the whole supply chain & logistics process. We discovered the genomic configuration of the supply chain & logistics DNA to bridge the gaps along the whole process considering the entire ecosystem (Everyone and everything in one place to get product from A to B in less time and money)

Competition

There are 5 main competitors with off-the-shelf squared solutions (JDA, SAP, Logility, Oracle, Demand Planning) in the Supply Chain & Logistics SaaS industry with 40% of the market, the rest is highly fragmented with digital platforms that do not solve the real problem (Project44, Elementum, Cargowise among others), but Grydd is doing it great, with it's integrated, collaborative, adaptable, end-to-end workflow.

Despite the present competitive landscape, Grydd stands out in the Supply Chain & Logistics SAAS industry because we have a business model based on a real commitment to make our customers successful. The more successful they are, the less they need to invest in Grydd OS becoming even more profitable.

Traction & Customers

Grydd has swiftly gained traction in the supply chain and logistics industry since its launch, establishing itself as a transformative force in streamlining global supply chains. The company's Grydd OS, a centralized hub designed to address the challenges of a fragmented supply chain, has garnered significant attention and adoption within the market. Since inception, Grydd has successfully formed partnerships with 18 major entities in the logistics and technology industry. These partnerships reflect the industry's recognition of Grydd's innovative solution and its capacity to drive positive change in supply chain operations.

Grydd's impact on its clients is evident in its role as a catalyst for innovation. The company has been instrumental in helping numerous industry-leading clients innovate their businesses, showcasing the practical benefits and effectiveness of the Grydd OS. Through its streamlined operating platform, Grydd facilitates connectivity and collaboration among diverse stakeholders, from carriers to customs brokers, warehouses, and freight forwarders. Real-time updates, centralized communication, and integrated features like logistics AI and analytics contribute to Grydd's success in optimizing supply chain processes.

Building on its initial success, Grydd has positioned itself for future growth and expansion. The company is leveraging its current momentum to attract other top players in the industry to join its network. Grydd's strategy includes implementing a scalable five-year plan, demonstrating its commitment to long-term success and adaptability. As Grydd continues to evolve, the company aims to expand the capabilities of its operating system, incorporating even more external integration features to meet the evolving needs of the logistics and supply chain landscape. Grydd's traction in the market, coupled with its strategic vision, makes it an attractive investment opportunity for those looking to participate in the transformation of the supply chain industry.



Investors

Grydd has raised to date $3M, allowing them to build a robust, commercially tested product that covers Ocean and Air Carriers, Logistic Operators and Importers and Exporters Worldwide. Having a holistic product was essential for them to be ready to accelerate growth on 2023 onwards. They now have 70 deals in later stages which equate to $6M in Annual recurring revenue or $14M on contracts.

Terms

Grydd, Inc. is offering securities in the form of Simple Agreements for Future Equity ("SAFE"), which provides investors the right to preferred stock in the Company ("Preferred Stock"), when and if the Company sponsors an equity financing.

SAFE: $45M Valuation Cap
Target Amount: $10,000
Maximum Amount: $1,235,000
Discount Rate: 80%
Minimum Investment Amount: $500
Offering Deadline: April 25, 2024

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by April 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Daniel Acosta
CEO & Founder
Background
Former Logistics strategy executive with extensive Global Supply Chain, Sourcing strategy & implementation. Over 15+ years of Software built & integration



Pablo Pantoja
CTO
Background
Senior Engineer with 19 years+ of experience bridging the gap between ideas & tech. (Colombia, US and Middle East).



Andrés Meza-Escallón
Lead of Intelligence & Automation
Background
25+ years of experience in software development, architecture, requirements engineering, & BPMN modeling.



Carlos Sanchez
VP Business Development
Background
32 years of experience in Supply Chain and logistics management in Latin America, USA and Asia.



Luisa Motta
Head of UI/UX
Background
Interactive media designer with 5+ years of experience in the areas of UI, UX, digital illustration, animation, digital development and digital marketing



Daniel Ibri
Board Director
Background
Venture capitalist and corporate advisor in strategy formulation, strategic planning M&A and turnaround operations. Co – Founder and general partner at Mindset Ventures



Rafael Rocha
Board Director
Background
Managing Director for Private Equity and Investment funds across Europe, US and LATAM

Legal Company Name

Grydd

Location

160 Greentree Drive
Suite 101
Dover, Delaware 19904

Number of Employees

56

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

March 15, 2019